UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Token Cat Limited

(Exact name of registrant as specified in its charter)

6F, Ruihai Building, No. 21 Yangfangdian Road

Haidian District, Beijing, 100038

The People’s Republic of China

(+86-10) 6399-8902

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Entry into a Material Agreement

On September 10, 2025, Token Cat Limited (“Token Cat” or the “Company”) entered into a share purchase agreement with Prime Management Group Limited, a British Virgin Islands company (the “Buyer”), Long Ye International Limited, a Cayman Islands company (“Long Ye”), Long Ye Information Technology Limited, a Hong Kong company (“Long Ye HK”), Beijing Sangu Maolu Information Technology Co., Ltd., a PRC company (“Sangu Maolu”), TuanChe Information Limited, a Hong Kong company, (“Tuanche HK”), TuanYuan Internet Technology (Beijing) Co., Ltd., a PRC company (“TuanYuan”), TuanChe Group Inc., a Cayman Islands company, (“Tuanche Cayman”), Tuanche Information Group Limited, a Hong Kong company (“Tuanche Info”), Chema Technology (Beijing) Co., Ltd., a PRC company (“Chema”, together with Long Ye, Long Ye HK, Beijing Maolu, Tuanche HK, TuanYuan, Tuanche Cayman and Tuanche Info, the “Targets”) (the “Agreement”). The Company owns 100% of the issued shares of the Targets. Under the Agreement, the Company will sell 100% equity interest of the Targets to the Buyer in exchange for nominal cash consideration of $1 (the “Disposition”).

Upon the closing of the Disposition, the Buyer will become the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target.

The closing of the Disposition is subject to the satisfaction or waiver of certain closing conditions including the payment of the nominal cash consideration, the receipt of a fairness opinion from an independent firm, and approval by the Company’s shareholders.

A copy of the Agreement is attached hereto as Appendix A to Exhibit 99.1. The foregoing description of the form of the Agreement is a summary of the material terms of such agreement and does not purport to be complete and is qualified in their entirety by reference to the Agreement.

Extraordinary Meeting of Shareholders

Token Cat Limited furnishes under the cover of Form 6-K the following:

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice and Proxy Statement for Annual General Meeting
99.2	Voting Instruction Card to Registered Holders of American Depositary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 17, 2025

Token Cat Limited

By:	/s/ Guangsheng Liu
Name:	Guangsheng Liu
Title:	Co-Chief Executive Officer

2